UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – December 13, 2007

WIRELESS AGE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	**001-31338**	**98-0336674**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 King Road, Suite 102
King City, Ontario Canada L7B 1M3
(Address of principal executive offices)

(905) 833-2753
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01   **Entry into Material Definitive Agreement**

On December 13, 2007, Wireless Age Communications, Inc. ("Wireless Age" or the "Company") entered into a series of agreements to amend the terms of its loan facility with TCE Capital Corporation ("TCE").

Wireless Age and Newlook Industries Corp. ("Newlook") combined their assets and collateral to create a new loan facility totaling CAD$2,500,000 (approximately US$2,475,000). The amended facility includes; 1) a new CAD$1,500,000 (US$1,485,000) 18% per annum, 3 year term loan and 2) the existing Wireless Age CAD$1,500,000 loan facility is reduced to CAD$1,000,000 (US$990,000). The effective annual interest rate on latter portion of the new facility is reduced from approximately 24.6% to approximately 17.9%. The term loan is interest only and may be retired 18 months into the term on 90 days notice subject to a CAD$75,000 (US$74,000) prepayment penalty.

Newlook is the controlling shareholder of Wireless Age.

The new facilities were arranged by way of Wireless Age (and certain of its subsidiaries) and Newlook (including its subsidiary Onlinetel Corp.) entering into a Factoring Agreement Amendment Agreement with TCE Capital Corporation. Certain operating subsidiaries also entered into Cross Guarantee and Postponement of Claim Agreements of the indebtedness of Newlook to TCE. Wireless Age entered into Continuing Guarantee and Postponement of Claim Agreements with TCE. Other documentation customary with transactions of this type was executed by the various parties.

Item 8.01 Other Events

On December 13, 2007, the Wireless Age Board of Directors authorized the adoption of a program to repurchase up to 5,000,000 shares of the Company's common stock in the open market from time to time, subject to certain conditions set forth in Rules 10b5-1 and 10b18 under the Securities Act of 1934. The Company intends to appoint a brokerage firm as its agent in executing such transactions. It is expected that purchases under the program, depending upon prevailing market conditions, and other factors such as the Company's cash position, will be made during the next twelve months. The repurchase plan may be suspended by the Company at any time.

There are currently 59,473,342 shares of the Company's common stock issued and outstanding.

Item 9.01 Financial Statements and Exhibits

    (c) Exhibits.

      10.48   Factoring Agreement Amendment Agreement between TCE Capital Corporation and Wireless Age Communications, Inc., Wireless Age Communications Ltd., Wireless Source Distribution Ltd., Newlook Industies Corp. and Onlinetel Corp. dated December 13, 2007.

      99.1   December 17, 2007 Wireless Age Communications, Inc. press release regarding the adoption of a stock buy back program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Wireless Age Communications, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIRELESS AGE COMMUNICATIONS, INC.

Dated: December 19, 2007   By: /s/ Gary Hokkanen

                                                    Name: Gary Hokkanen
                                                    Title: Chief Financial Officer

Exhibit 10.48

FACTORING AGREEMENT AMENDMENT AGREEMENT

THIS AGREEMENT is made as of the 13 day of December, 2007 between WIRELESS AGE COMMUNICATIONS LTD., a corporation incorporated under the laws of Saskatchewan ("**Wireless Age**")**,** and WIRELESS SOURCE DISTRIBUTION LTD., a corporation incorporated under the laws of Saskatchewan ("**Wireless Source**"), and NEWLOOK INDUSTRIES CORP., a corporation incorporated under the laws of British Columbia ("**Newlook**"), and WIRELESS AGE COMMUNICATIONS, INC., a corporation incorporated under the laws of Nevada ("**WACL**"), and ONLINETEL CORP., a corporation incorporated under the laws of Canada ("**Onlinetel**"), and TCE CAPITAL CORPORATION, a corporation amalgamated under the laws of the Province of Ontario ("**TCE**").

WHEREAS Wireless Age, Wireless Source , WACL and TCE are parties to a certain factoring agreement dated as of January 9, 2006 (the "**Factoring Agreement**");

AND WHEREAS the parties desire to amend the Factoring Agreement to provide for Newlook to be added as an "Assignor" and Onlinetel to be added as an "Additional Convenator" within the respective meanings of such terms under the Factoring Agreement.

NOW THEREFORE in consideration of the mutual agreements and covenants herein contained and for other good and valuable consideration now paid by each of the parties hereto to the other (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.   Newlook is hereby added as a party to the Factoring Agreement and shall be regarded in all respects and for all purposes as an "Assignor" within the meaning of the Factoring Agreement.

2.   Onlinetel is hereby added as a party to the Factoring Agreement and shall be regarded in all respects and for all purposes as an "Additional Covenantor" within the meaning of the Factoring Agreement.

3.   Newlook and Onlinetel agree to be bound by the provisions of the Factoring Agreement as an Assignor and as an Additional Covenantor respectively.

4.   This Agreement, the Factoring Agreement, together with a certain terms letter dated December 23, 2005 from TCE to Wireless Age and Wireless Source as accepted by Wireless Age and Wireless Source and by WACL, as amended by a certain terms amendment letter dated December 4, 2007 from TCE to Wireless Age, Wireless Source and Newlook, and the "Security" provided for therein, constitute the entire agreement between the parties hereto with respect to all matters herein and therein.

5.   The Factoring Agreement is otherwise confirmed and the terms and conditions thereof shall continue in full force and effect as amended, modified and supplemented by this Agreement. This Agreement shall form part of the Factoring Agreement and shall be interpreted in accordance with the terms and provisions of the Factoring Agreement and, for greater certainty, all general provisions thereof are incorporated herein.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the date first above written.

TCE CAPITAL CORPORATION
(TCE)

BY:
_____
Name:
Title:
(Authorized Signing Officer)

WIRELESS SOURCE DISTRIBUTION LTD.
(Wireless Age)

BY:
_____
Name: Gary Hokkanen
Title: Chief Financial Officer
(Authorized Signing Officer)

WIRELESS AGE COMMUNICATIONS, INC.
(WACI)

BY:
_____
Name: Gary Hokkanen
Title: Chief Financial Officer
(Authorized Signing Officer)

WIRELESS AGE COMMUNICATIONS LTD.
(Wireless Age)

BY:
_____
Name: Gary Hokkanen
Title: Chief Financial Officer
(Authorized Signing Officer)

NEWLOOK INDUSTRIES CORP.
(Newlook)

BY:
_____
Name: John G. Simmonds
Title: CEO and President
(Authorized Signing Officer)

ONLINETEL CORP.
(Onlinetel)

BY:
_____
Name: Jason Moretto
Title: President
(Authorized Signing Officer)

Exhibit 99.1

Wireless Age Authorizes Stock Repurchase Program

Toronto, Ontario December 17, 2007 - **Wireless Age Communications, Inc.** (OTCBB: WLSA.OB), announced today that its Board of Directors has authorized a stock repurchase program of up to 5,000,000 shares of the Company's common stock in open market transactions. Subject to certain conditions under Rules 10b5-1 and 10b18 under the Securities Act of 1934, the shares are expected to be purchased during the next twelve months, dependant upon prevailing market conditions and other factors. The repurchase plan may be suspended by the Company at any time. The Company intends to appoint a brokerage firm as its agent in executing such transactions.

John Simmonds, Wireless Age CEO stated; "The Board of Directors believes the value of the Company as reflected by the current share price is clearly undervalued. Based on management's fiscal 2008 cash flow forecast they feel that a prudent use of the Company's cash was to institute the stock repurchase program. We expect to be in the market purchasing back our shares early in the new year."

About Wireless Age

Wireless Age Communications, through its 99.7% owned subsidiary, Wireless Age Communications Ltd., is in the business of operating retail cellular and telecommunications outlets in cities in western Canada. Through its other wholly owned subsidiary, Wireless Source Distribution Ltd., the company distributes two-way radio products, prepaid phone cards, wireless accessories and various battery and ancillary electronics products in Canada.

Note: This press release contains "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Wireless Age Communications, Inc. cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company's ability to retain key management and employees; intense competition and the company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Wireless Age Communications, Inc. SEC filings. Wireless Age Communications, Inc. undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Wireless Age Communications, Inc.'s business, please refer to the risks and uncertainties detailed from time to time in Wireless Age Communications, Inc.'s SEC filings.

John G. Simmonds
Chairman and CEO
Wireless Age Communications Inc.
(905) 833-2753 ext. 223
www.thewirelessage.com

or

Andrew Barwicki, Investor Relations
516-662-9461